                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of April, 1998,
                                 -----------

                                ZINDART LIMITED
                                ---------------
                (Translation of registrant's name into English)

   Flat C & D, 25/F., Block 1, Tai Ping Industrial Centre, 57, Ting Kok Road,
                             Tai Po, N.T. Hong Kong
   -------------------------------------------------------------------------
                    (Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [ X ]        Form 40-F  [   ]
                               -----                   -----

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes  [ X ]              No  [   ]
                            -----                  -----

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                   -----

                                ZINDART LIMITED
                                    FORM 6-K

                               TABLE OF CONTENTS

                                                               Sequential
                                                                  Page

           Press Release Issued April 2, 1998 ....................  3

                                 PRESS RELEASE


                      UNDERWRITERS EXERCISE OVER-ALLOTMENT
                  ON ZINDART LIMITED FOLLOW-ON PUBLIC OFFERING


Thursday, April 2, 1998

HONG KONG - Zindart Limited (NASDAQ: ZNDTY) (the "Company") announced today that the underwriters of its recent follow-on public offering have exercised their option to purchase the entire over-allotment option of 450,000 of the Company's American Depositary Shares ("ADSs") at a price of $12.75 per share. Of these ADSs, 403,333 will be issued by the Company and 46,667 will be sold by a selling shareholder. The follow-on offering of 3,000,000 ADSs closed on March 16, 1998. The underwriting group is being managed by Van Kasper & Company and Gerard Klauer Mattison & Co., Inc.

The net proceeds to the Company of the offering will be used for the repayment of $10.0 million of indebtedness incurred in the Company's acquisition of Hua Yang Printing Holdings Co., Limited ("Hua Yang"), and for general working capital purposes.

The Company is a Hong Kong-based manufacturer of high-quality detailed metal die-cast and plastic molded collectibles, ornaments and toys. Hua Yang is a leading printer and manufacturer of hand-made books, specialty packaging and other paper products. Both companies' major customers are in the United States.

Copies of the prospectus relating to the offering may be obtained from Van Kasper & Company, Attn: Syndicate Department, 600 California Street, Suite 1700, San Francisco, California 94108, 800-652-1747 or 10877 Wilshire Boulevard, Suite 1700, Los Angeles, California 90024, 800-225-8552, or Gerard Klauer Mattison & Co., Inc., Attn: Syndicate Department, 529 Fifth Avenue, New York, New York, 10017, (212) 885-4100.


For Information Contact:

Feather Fok
Chief Operating and Financial Officer
Zindart Limited
011-852-2666-1742
featherf@zindart.com

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  (Registrant) Zindart Limited


Date  April 6, 1998
      -------------               (Signature)  /s/ Feather S.Y. Fok
                                                   Chief Operating Officer and
                                                   Chief Financial Officer